

Sonny Tahiliani · 3rd

Executive Director, Aerospace Technology at Raytheon Technologies

New York City Metropolitan Area · 500+ connections ·

Contact info

 Raytheon Technolog

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Raytheon Technologies Overview
YouTube

Raytheon Technologies Corporation is an aerospace and defense company that provides advanced...



Raytheon Technologies Timeline
YouTube

Raytheon Technologies is built on a foundatior more than 190 years of innovation. See more a

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7,131 followers

Raytheon Technologies CTO: Bringing Together the Best to Innovate for the...
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On #WomensEqualityDay and ⟨...⟩ day, we continue our work to...
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Great way to illustrate the way to go from data to knowledge and then to...
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When the humidity is just right⟨...⟩ rotors create a low-pressure a⟨...⟩
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Experience

Raytheon Technologies
1 yr 8 mos

Executive Director, Aerospace Technology
Apr 2020 – Present · 6 mos
Greater New York City Area

→ Corporate Technology & Global Engineering Group, Technology advancement via strategic partnerships & university relations, emerging technology / innovation, roadmapping (aero & defense)

→ Raytheon Technologies (NYSE: RTX) currently employs 195,000 people (Collins Aerospace, Pratt & Whitney, Raytheon Intelligence & Space and Raytheon Missiles & Defense). [United Technologies Corp. & Raytheon combined in April, 2020]

 **Raytheon Technologies Timeline**

 **Raytheon Technologies Overview**

Executive Director, Strategic Technologies
Feb 2019 – Apr 2020 · 1 yr 3 mos

→ Corporate CTO Office-Strategic Technologies, Technology advancement via strategic partnerships, technology roadmapping & scouting. Topic areas electrification, autonomy, etc... [United Technologies Corp. pre-merger]

Head of Capital Investment, North America, UK Government
Department for International Trade (DIT)
2017 – 2019 · 2 yrs

New York, New York
→ North American Investment Strategy & Partnerships (during Brexit)
→ DIT is under the leadership of Secretary of State International Trade within HMG (Her Majesty's Government)

 hms qe f35.jpg

 BCG-NY DIT



Defense Engineering, SB-1 Defiant Demonstrator
Sikorsky · Contract
2016 – 2017 · 1 yr

Fixed Term Contract (engineering requirements) for sub to Sikorsky-Boeing next generation military helicopter demonstrator.

 Sikorsky-Boeing-Defiant_3.21.19.jpg

Managing Director (Venture Capital), Technology
Investment Group
2013 – 2017 · 4 yrs
Greater New York City Area

→ Venture Capital - Early Stage Technology identification, Debt & Equity Structuring, Operating & Board Roles (3) & Bus. Partnerships
→ Virtual Reality, VirZOOM, Board (2015-'19) named one of Fast Company's 10 World's Most Innovative Companies 2018 …**see mor**

   



Senior Equity Analyst (Buy-Side)
BMO Global Asset Management U.S.
2009 – 2014 · 5 yrs
Greater New York City Area

→ (NYSE:BMO) Senior Buy-Side Equity Analyst (investment selection) to legendary global macro strategist Don Coxe & team of four for seven long, fundamentals driven equity funds. Public co. strategy scrutinization & investment due diligence. Extensive interaction with C-leve public company execs. BMO GAM ($260B AUM)

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Education



University of Alberta
B.Sc. in Electrical Engineering



Embry-Riddle Aeronautical University
B.Sc. in Aerospace Engineering



California State University-Dominguez Hills
Master's of Arts in Humanities, (Economic & Political History, Thesis)

Licenses & Certifications



Alliance Management (CA-AM)
Association of Strategic Alliance Professionals



Contract Law
HarvardX – An Online Learning Initiative by Harvard University through edX

Driving Growth through Strategic Partnerships
Wharton Executive Education

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Volunteer Experience

Strategic Planning Committee

Aravind Eye Foundation (New York, NY)

Health

Volunteer

Clearly

Health

Judge (Int'l Start-up competition for vision technology with hundreds of entries)

Volunteer

New Eyes for the Needy

Health

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